

02044343

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-8974

Honeywell Savings and Ownership Plan II

(Full Title of Plan)

PROCESSED
JUL 0 8 2002
THOMSON
FINANCIAL

Honeywell International Inc.
P.O. Box 4000
Morristown, NJ 07962-2497

(Name of Issuer of Securities Held Pursuant to the Plan and the Address of its Principal Executive Office)

(2)

Honeywell Savings and Ownership Plan II

Index to Financial Statements

* Other schedules required by section 2520.103-10 are omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Administrator of the
Honeywell Savings and Ownership Plan II

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Honeywell Savings and Ownership Plan II (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 25, 2002

Honeywell Savings and Ownership Plan II

Statements of Net Assets Available for Plan Benefits (dollars in thousands)

	Fund Information		
	Honeywell Common Stock Fund	Participant Directed Funds	Funds Combined
December 31, 2001			
Investment in Honeywell Savings and Ownership Plan Master Trust, at fair value	$ 105,959	$ 190,177	$ 296,136
Participant loans receivable	5,386	8,488	13,874
Net assets available for plan benefits	$ 111,345	$ 198,665	$ 310,010
December 31, 2000			
Investment in Honeywell Savings and Ownership Plan Master Trust, at fair value	$ 126,907	$ 217,805	$ 344,712
Investment in U.S. Bank Master Trust	-	76	76
Participant loans receivable	5,431	8,876	14,307
Net assets available for plan benefits	$ 132,338	$ 226,757	$ 359,095

The accompanying notes are an integral part of these financial statements.

Honeywell Savings and Ownership Plan II

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2001
(dollars in thousands)

	Fund Information		
	Honeywell Common Stock Fund	Participant Directed Funds	Funds Combined
Additions to net assets attributable to:			
Interest income from loans	$ 497	$ 783	$ 1,280
Transfer from other plans, net	1,338	780	2,118
Contributions:			
Participating employees	8,806	15,743	24,549
The Company, net of forfeitures	5,369	-	5,369
Roll-over contributions	86	117	203
Total contributions	14,261	15,860	30,121
Total additions	16,096	17,423	33,519
Deductions from net assets attributable to:			
Investment losses from Honeywell Savings and Ownership Plan Master Trust	(32,622)	(18,436)	(51,058)
Withdrawals and distributions	(8,593)	(22,163)	(30,756)
Plan expenses	(231)	(559)	(790)
Inter-fund transfers	4,357	(4,357)	-
Total deductions	(37,089)	(45,515)	(82,604)
Decrease in net assets during the year	(20,993)	(28,092)	(49,085)
Net assets available for plan benefits:			
Beginning of year	132,338	226,757	359,095
End of year	$ 111,345	$ 198,665	$ 310,010

The accompanying notes are an integral part of these financial statements.

Honeywell Savings and Ownership Plan II

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2000
(dollars in thousands)

	Fund Information		
	Honeywell Common Stock Fund	Participant Directed Funds	Funds Combined
Additions to net assets attributable to:			
Interest income from loans	$ 492	$ 808	$ 1,300
Transfer (to)/from other plans, net	(4,964)	73,703	68,739
Contributions:			
Participating employees	9,616	17,185	26,801
The Company, net of forfeitures	6,602	-	6,602
Roll-over contributions	644	1,463	2,107
Total contributions	16,862	18,648	35,510
Total additions	12,390	93,159	105,549
Deductions from net assets attributable to:			
Investment losses from Honeywell Savings and Ownership Plan Master Trust	(15,861)	(5,734)	(21,595)
Withdrawals and distributions	(10,279)	(24,707)	(34,986)
Plan expenses	(217)	(572)	(789)
Inter-fund transfers	8,201	(8,201)	-
Total deductions	(18,156)	(39,214)	(57,370)
(Decrease) increase in net assets during the year	(5,766)	53,945	48,179
Net assets available for plan benefits:			
Beginning of year	138,104	172,812	310,916
End of year	$ 132,338	$ 226,757	$ 359,095

The accompanying notes are an integral part of these financial statements.

(7)

1. Significant Accounting Policies

Basis of Accounting

The financial statements of the Honeywell Savings and Ownership Plan II (the "Plan") are prepared on the accrual basis of accounting, except for distributions and withdrawals, which are recorded when paid. The assets of the Plan are maintained, for investment purposes only, with the assets of the Honeywell Savings and Ownership Plan I, the Honeywell Truck Brake Systems Company Savings Plan, the Honeywell Secured Benefit Plan and the Vericor Power Systems Savings Plan in the Honeywell Savings and Ownership Plan Master Trust (the "Master Trust"). The Honeywell Secured Benefit Plan also has assets in the Master Trust. The current value method of accounting is used pursuant to rules and regulations of Retirement Income Security Act of 1974, as amended ("ERISA").

Investments and Investment Income (Losses)

Valuation of investments of the Plan represents the allocable portion of Master Trust assets pertaining to the Plan (see Note 8). Participant loans receivable are valued at contract value which is equivalent to fair value.

Investment income is allocated daily based on the end of the previous day's investment in the Master Trust and the current day's activity.

Expenses

All external third party expenses and certain internal expenses of the Plan are paid by the Plan and charged against the accounts of the participants in the Plan. The Company pays the remaining internal expenses of administering the Plan.

Withdrawals and Distributions

Withdrawals and distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks & Uncertainties

The Plan provides for various investment options, which may invest in any combination of stock and bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amount reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

2. Description of the Plan

The following represents some highlights of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is a defined contribution plan for certain employees of Honeywell International Inc. (the "Company"). It is subject to the provisions of ERISA.

Contributions and Vesting
Participants may elect to contribute each pay period from 1% of their base pay to a percentage not to exceed the difference between 25% of their base pay and the matching contribution percentage applicable to such participation to the Plan subject to certain restrictions for highly compensated employees. Contributions may be made on a before-tax or after-tax basis, or a combination of both. The Company contribution does not begin until the first pay period following the employee's completion of one year of service with the Company.

The Company may contribute on behalf of each participant between 0% and 50% of such participant's contribution to the Plan depending upon the rate designated for the participant's business. Also, depending on the rate designated for the participant's unit, the Company makes contributions with respect to a participant's contributions up to a maximum of 8% of his or her base pay. All of the Company's contributions are invested in the Honeywell Common Stock Fund.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant generally does not have a vested interest in any Company contributions made to his or her account until he or she completes three years of service with Honeywell or one of its affiliated companies.

Participant Loans Receivable
Participants may choose whether to borrow first against before-tax contributions or after-tax contributions. Additionally, a participant may borrow against the value of vested Company contributions in his or her account. Only two loans will be permitted to be outstanding at any time. Each loan has to be for at least one thousand dollars. The maximum loans to a participant is the lesser of (1) fifty thousand dollars, reduced by a participant's highest combined outstanding loan balance during the preceding twelve month period, or (2) 50% of the vested portion of a participant's account, less any current outstanding loan balance. Any loan will be repaid with interest at a reasonable rate as determined by the Company. The rate will remain in effect for the term of the loan. The term of any loan shall be not less than 2 months nor more than 60 months unless used to acquire a principal residence for which the term can be up to 25 years.

Withdrawals and Distributions
Once a participant terminates employment, he or she may elect to receive annual installments from his or her account. An actively employed participant may generally withdraw the value of his or her vested account at anytime, subject to certain plan restrictions.

Plan Amendment and Termination
The Company has the right to amend or terminate the Plan; provided, however, the amendment or termination shall not (1) divert Plan assets to purposes other than for the exclusive benefit of participants of the Plan or their beneficiaries or estates or (2) cause any reduction in the amount

(dollars in thousands)

properly credited to any participant or (3) cause or permit any portion of the Plan assets to revert to or become the property of the Company or (4) expand or increase the duties or liabilities of the trustees without their written consent. In the event of termination, amounts previously credited to any participant become fully vested and nonforfeitable and must be distributed within the time period allowed by the Plan.

3. Forfeitures

Forfeitures of the Company's contributions and earnings thereon because of terminations and withdrawals in certain circumstances reduce contributions otherwise due from the Company. Such forfeitures were $74 and $110 for the years ended December 31, 2001 and 2000, respectively.

4. Federal Income Taxes

On June 15, 1995 the Internal Revenue Service ruled that the Plan met the requirements of Section 401(a) of the Internal Revenue Code (the "Code"), and that the Plan qualified as an ESOP as defined in Section 4975(e)(7) of the Code. The Trust under the Plan is intended to be exempt under Section 501(a) of the Code. The Company believes that plan amendments adopted subsequent to the issuance of the determination letter do not affect qualification of the Plan and that the Plan is operated in compliance with the qualification requirements of the Code. Accordingly, no provision for income taxes has been made.

5. Administration

The Company is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret the provisions of the Plan, to promulgate regulations for the Plan's administration, to enter into agreements with trustees to provide for the investment of Plan assets, to appoint investment managers to direct such trustees and to itself direct trustees and to delegate its administrative responsibilities. The day to day administration of the Plan is handled by the Company's Human Resources Business Services Benefit Services Department. The Trustee of the Plan is State Street Bank and Trust Company (the "Trustee").

6. Asset Transfers

During the year ended December 31, 2001, assets valued at $4,602 were transferred to the Plan from other Plans as follows: $4,071 from Honeywell Savings and Ownership Plan I, $304 from U.S. Bank National Association (Executive Life) and $227 from HAIC 401(k) Plan. In addition, assets valued at $2,484 were transferred to other Plans as follows: $1,600 to Honeywell Savings and Ownership Plan I and $884 to C-Mac Melbourne, Inc. Savings Plan and Trust.

During the year ended December 31, 2000, assets valued at $123,534 were transferred to the Plan from other Plans as follows: $120,511 from Honeywell Savings and Ownership Plan I, $1,528 from Boeing, $487 from National Metalizing 401(k) Plan, $956 from U.S. Bank National Association (Executive Life) and $52 from the former Honeywell Plans. In addition, assets valued at $54,795

(dollars in thousands)

were transferred to other Plans as follows: $53,819 to Honeywell Savings and Ownership Plan I and $976 to L-3 Communication Corporation.

7. Distribution Payable

The Plan had obligations for distributions approved but not yet paid to participants of $160 and $109 at December 31, 2001 and 2000, respectively.

8. Honeywell Savings and Ownership Plan Master Trust

The assets of the Plan have been commingled in the Master Trust with the assets of the Honeywell Savings and Ownership Plan I, the Honeywell Truck Brake Systems Company Savings Plan and the Vericor Power Systems Savings Plan. The Honeywell Secured Benefit Plan also has assets in the Master Trust. The Plan has the following interest in the investment funds available to Plan participants of the Master Trust:

	December 31, [1]	
	2001	2000
Short-Term Fixed Income Fund - Active Subfund	5.4%	5.3%
Value/Yield Equity Fund	4.8%	5.0%
S&P 500 Equity Index Fund	6.0%	6.2%
Honeywell Common Stock Fund	4.3%	3.8%
Growth Equity Fund	4.7%	4.8%
Investment Grade Bond Fund	4.7%	4.5%
Pre-Packaged Conservative Fund	4.3%	4.2%
Pre-Packaged Moderate Fund	4.6%	4.9%
Pre-Packaged Aggressive Fund	4.6%	4.5%
International Stock Fund	2.8%	3.0%
Small-Cap Stock Fund	2.9%	3.0%

[1] Excludes assets in the AlliedSignal Secured Benefit Plan in the amount of $392,000 and $368,000 at December 31, 2001 and 2000, respectively.

(11)

Notes to Financial Statements
(dollars in millions)

Honeywell Savings and Ownership Plan Master Trust at December 31, 2001:

	Fund Information		
	Honeywell Common Stock Fund	Participant Directed Funds	Funds Combined
Assets:			
Investments, at fair value			
Common stocks	$ -	$ 848	$ 848
Mutual funds	-	157	157
Stock index futures	-	21	21
Equity index fund	-	871	871
EAFE index fund	-	143	143
Bond market fund	-	138	138
Russell 2000 fund	-	1	1
Russell 3000 fund	-	183	183
Bonds	-	139	139
Honeywell Common Stock	2,435	-	2,435
Short-term investments	34	697	731
Total investments, at fair value	2,469	3,198	5,667
Investment contracts, at contract value	-	914	914
Dividends and interest receivable	-	5	5
Other receivables	-	3	3
Total assets	2,469	4,120	6,589
Liabilities:			
Payables	(1)	(3)	(4)
Net assets available for benefits	$ 2,468	$ 4,117	$ 6,585

The Notes to the Master Trust Financial Statements are an integral part of this statement and are included within Note 8.

(12)

Notes to Financial Statements
(dollars in millions)

Honeywell Savings and Ownership Plan Master Trust at December 31, 2000:

	Fund Information		
	Honeywell Common Stock Fund	Participant Directed Funds	Funds Combined
Assets:			
Investments, at fair value			
Common stocks	$ -	$ 1,092	$ 1,092
Mutual funds	-	162	162
Stock index futures	-	11	11
Equity index fund	-	1,066	1,066
EAFE index fund	-	189	189
Bond market fund	-	165	165
Russell 3000 fund	-	215	215
Bonds	-	68	68
Honeywell Common Stock	3,264	-	3,264
Short-term investments	54	832	886
Total investments, at fair value	3,318	3,800	7,118
Investment contracts, at contract value	-	743	743
Dividends and interest receivable	1	6	7
Other receivables	-	2	2
Total assets	3,319	4,551	7,870
Liabilities:			
Payables	(2)	(9)	(11)
Net assets available for benefits	$ 3,317	$ 4,542	$ 7,859

The Notes to the Master Trust Financial Statements are an integral part of this statement and are included within Note 8.

Notes to Financial Statements (dollars in millions)

Honeywell Savings and Ownership Plan Master Trust for the year ended December 31, 2001:

	Fund Information		
	Honeywell Common Stock Fund	Participant Directed Funds	Funds Combined
Additions to net assets attributable to:			
Income from investments:			
Dividends	$ 53	$ 13	$ 66
Interest	8	112	120
Net depreciation in the fair value of investments	(909)	(376)	(1,285)
Total (loss) from investments	(848)	(251)	(1,099)
Loan repayments	28	43	71
Assets transferred from (to) other plans	(3)	47	44
Contributions:			
Participating employees	74	201	275
The Company, net of forfeitures	175	1	176
Roll-over contributions	2	9	11
Total contributions	251	211	462
Total additions	(572)	50	(522)
Deductions from net assets attributable to:			
Withdrawals and distributions	(250)	(420)	(670)
Plan expenses	(5)	(11)	(16)
Loans granted	(18)	(48)	(66)
Inter-fund transfers	(4)	4	-
Total deductions	(277)	(475)	(752)
Decrease in net assets during the year	(849)	(425)	(1,274)
Net assets available for plan benefits:			
Beginning of year	3,317	4,542	7,859
End of year	$ 2,468	$ 4,117	$ 6,585

The Notes to the Master Trust Financial Statements are an integral part of this statement and are included within Note 8.

Notes to Financial Statements
(dollars in millions)

Honeywell Savings and Ownership Plan Master Trust for the year ended December 31, 2000:

	Fund Information		
	Honeywell Common Stock Fund	Participant Directed Funds	Funds Combined
Additions to net assets attributable to:			
Income from investments:			
Dividends	$ 49	$ 19	$ 68
Interest	9	117	126
Net depreciation in the fair value of investments	(473)	(278)	(751)
Total (loss) from investments	(415)	(142)	(557)
Loan repayments	28	40	68
Assets transferred from other plans	716	2,297	3,013
Contributions:			
Participating employees	70	171	241
The Company, net of forfeitures	149	1	150
Roll-over contributions	3	11	14
Total contributions	222	183	405
Total additions	551	2,378	2,929
Deductions from net assets attributable to:			
Withdrawals and distributions	(321)	(478)	(799)
Plan expenses	(5)	(10)	(15)
Loans granted	(22)	(55)	(77)
Inter-fund transfers	55	(55)	-
Total deductions	(293)	(598)	(891)
Increase in net assets during the year	258	1,780	2,038
Net assets available for plan benefits:			
Beginning of year	3,059	2,762	5,821
End of year	$ 3,317	$ 4,542	$ 7,859

The Notes to the Master Trust Financial Statements are an integral part of this statement and are included within Note 8.

(dollars in millions)

Financial statements
The financial statements of the Master Trust include the assets of the Honeywell Savings and Ownership Plan I, the Honeywell Savings and Ownership Plan II, the Honeywell Truck Brake Systems Company Savings Plan, Vericor Power Systems Savings Plan, and the Honewell Secured Benefit Plan. Under this arrangement, the assets of the plans are commingled for investment and administrative purposes. Accordingly, the plans do not own specific Master Trust assets but rather maintain undivided beneficial interests in such assets.

The portion of fund assets allocable to the Honeywell Savings and Ownership Plan I, the Honeywell Savings and Ownership Plan II, the Honeywell Truck Brake Systems Company Savings Plan, and Vericor Power Systems Savings Plan is based upon respective fund asset holdings of the respective plans. Investment income for each fund is allocated to each plan based on the relationship of each plan's beneficial interest in the fund to the total beneficial interest of all plans in the fund.

Calculations for the realized/unrealized gain (loss) on investments were based on the current value method of accounting. Under this method of accounting, realized/unrealized gains (losses) are calculated as sales proceed/the fair value of investments at the end of the year less their fair value at the beginning of the year, or acquisition cost if acquired during the year. The current value method is used pursuant to ERISA requirements.

Contributions and disbursements
Contributions to the plans from the Company and plan participants are recognized when received by the Master Trust. However, contributions are recognized on the accrual basis of accounting for the financial statements of the participating plans.

Disbursements from the plans for participant withdrawals, distributions, loans, plan expenses and plan to plan transfers are recognized when paid out by the Master Trust.

Valuation of Investments
Valuation of investments in stocks and bonds traded on a national exchange is based upon published quotations for the last business day of the year for the Master Trust.

Investment Contracts
The average yield of the fully benefit responsive investment contracts of the Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund was 5.8% and 11.6%, respectively, for the year ended December 31, 2001 and 6.8% and 11.6%, respectively, for the year ended December 31, 2000. The average crediting interest rate of the fully benefit responsive investment contracts of the Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund was 5.9% and 12.3%, respectively, at December 31, 2001 and 2000. Fully benefit responsive investment contracts are reported at contract value, which approximates fair value.

Investment income
Investment income consists of dividend and interest income and is recorded on the accrual basis, with dividends accrued on the ex-dividend date. Gains or losses on security transactions are accounted for on the trade date and are computed on an average current cost basis.

Expenses

All external third party expenses and certain internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the plans. Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the fund to which such charges are attributable. Trustee fees and other expenses are allocated to the funds based upon such funds' proportionate interest in the Master Trust. The Company pays the remaining internal expenses of administering the Master Trust.

Tax Status of the Master Trust

Participating plans in the Master Trust are intended to be qualified defined contribution plans under Section 401(a) of the Code and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Accordingly, no provision for federal income taxes has been made.

Honeywell Savings and Ownership Plan II

Schedule of Assets (Held at End of Year)
Schedule I
December 31, 2001

Type	Description	Cost	Current Value
*Master Trust	Honeywell Savings and Ownership Plan Master Trust	$337,846,714	$296,136,504
*Participant Loans	7.0% - 10.5% Maturing – September 12, 2025		13,874,749

* Party-in-interest

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Savings and Ownership Plan II

By: 
Brian Marcotte
Vice President, Benefits and Compensation Programs

Date: June 28, 2002

Exhibit Index

Exhibit No.	Description	Page No.
I.	Consent of PricewaterhouseCoopers LLP, independent accountants, dated June 28, 2002.	F-19

Exhibit I

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-57509) of Honeywell International Inc. of our report dated June 25, 2002 relating to the financial statements of the Honeywell Savings and Ownership Plan II, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, NJ
June 28, 2002